(Stanley-Martin Communities, LLC Letterhead)
April 13, 2006
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Stanley-Martin Communities, LLC
Amendment No. 2 to Form S-4 Filed April 13, 2006
Registration No. 333-130488
Dear Ms. Long:
     This letter is in response to your comment letter dated April 11, 2006. We have set forth each of your comments followed by the company’s response.
Management’s Discussion and Analysis
Results of Operations, page 23
1.	We note your response to comment 19 from our letter dated January 13, 2006. It remains unclear to us where you have provided a segmental analysis of all items comprising your segmental measure of profit or loss, which appears to be net income. We note your current segmental analysis of the items comprising operating income. Please advise or revise. Refer to Item 303(a) of Regulation S-K and our Release 33-8350.

We have revised the discussion on pages 24, 25, 26 and 27 to add the requested analysis.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 23
2.	Please define the “average interest rate spread” as the difference between the amounts you charge home buyers for the loans you originate and the amounts you pay on your mortgage warehouse facility.

We have revised the discussion on page 23 to clarify the sources of the increase.

Consolidated and Combined Financial Statements for the Year Ended December 31, 2005
Consolidated and Combined Statements of Cash Flows, page F-6
3.	We note your response to comment 36 from our letter dated January 13, 2006. It remains unclear to us where you have disclosed the amount of interest incurred in each period, either here or in Note 2. Please advise or revise.

We have revised page F-11 to add the requested disclosures.
Note 1 — Summary of Significant Accounting Policies Background and Principles of
Consolidation and Combination, page F-7
4.	We note your response to comment 37 from our letter dated January 13, 2006. We assume that the cash proceeds you received from the liquidation of Heritage Title Agency LLC were equal to the carrying value of your investment in this entity immediately prior to its liquidation. We also assume that your capital contribution to form First Excel Title LLC was comprised solely of cash. Please confirm our assumptions.

We confirm that your assumptions are correct.
(c) Revenue Recognition, page F-8
5.	We read that you recognize the additional consideration from your sale of mortgage loans on an accrual basis. Please explain this matter to us further. It is unclear to us how you would be able to quantify the amount of additional consideration earned until the loan was sold by George Mason Mortgage to another investor.

Under the loan sale agreement between the parties, the additional consideration is calculated and earned on a daily basis and cash settled monthly. The additional consideration is not contingent on the sale of the mortgage loan by George Mason Mortgage to another investor. The additional consideration accrued at any period end is insignificant.
(e) Warranty and Product Liability Accruals, page F-9
6.	We note your response to comment 50 from our letter dated January 13, 2006 and your revisions to this footnote. In light of the disclosures about your warranty program on pages 46-47 of your first amended Form S-4, please explain to us in more detail how you determined that no accruals were necessary for your warranty program during any of the periods presented in your financial statements. Also reconcile the statement in your footnote disclosure that no warranty accruals were necessary to your statement on page 47 indicating that you record a reserve of three percent of the sales price of a home to cover warranty expenses. If you paid any costs related to your one- and two-year warranties during the periods presented in your financial statements, please disclose and quantify those amounts.

     We have revised the disclosure on pages 48 and 49 to clarify that we do not operate a warranty program but provide access to a third-party managed warranty program through the funding of premiums. We do provide services to homebuyers relating to the repair of minor, cosmetic items that occur within a specified timeframe subsequent to settlement. We have included the tabular reconciliation of our liability related to these repairs and the funding of third-party warranty premiums required by paragraph 14 of FIN 45 in footnote 1 to the consolidated and combined financial statements on page F-9.
Note 10 — Supplemental Guarantor and Non-Guarantor Information, page F- 14
7.	We note your response to comment 45 from our letter dated January 13, 2006. It remains unclear to us where you have disclosed that each Guarantor Subsidiary, and the co-issuer subsidiary, is 100 percent owned by you. Please note that “wholly owned” and “100 percent owned” do not have the same meaning under Regulation S-X. Please advise or revise.

We have revised the disclosure on page F-14 as requested.
Exhibit 5 — Legality Opinion
8.	The legality opinion may not assume that the guarantees have been duly issued. Please remove the clause “when such Guarantor has duly issued such Exchange Note Guarantee” from the last sentence of the second paragraph on page two of the opinion.
     A revised version of Exhibit 5.1 has been filed with Amendment No. 2 to the Registration Statement.
Exhibit 12 – Ratio of Earnings to Fixed Charges
9.	Please revise to provide a calculation for your ratio of earnings to fixed changes for each of the last five fiscal years. Refer to instruction 3 to Item 503(d) of Regulation S-K.
     A revised version of Exhibit 12.1 has been filed with Amendment No. 2 to the Registration Statement.
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     Please note that we are delivering to your attention by hand today paper copies of Amendment No. 2 to the Registration Statement marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

     To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact Jeffrey E. Jordan at 202-857-6473, Steven A. Cohen at 202-775-5742 or Patricio E. Garavito at 202-828-3453.

Sincerely,
/s/ Michael I. Roman
Michael I. Roman
Chief Financial Officer

cc: Jeffrey E. Jordan, Esq.